

August 23, 2010

Craig Carlock
Chief Executive Officer
Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, North Carolina 27408

> **Re:** **Fresh Market, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 16, 2010**
> **File No. 333-166473**

Dear Mr. Carlock:

We have reviewed your amended registration statement and your letter dated August 16, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis, page 68

What types of long-term incentive compensation did the named executive…page 70

1. We note that your board of directors plans to grant the named executive officers stock options and restricted shares. Please discuss how the board of directors will determine the amount of options and restricted shares to award to each executive. Please also discuss the material terms of the restricted shares. For instance, please describe the duration of the restriction.

Principal and Selling Stockholders, page 88

2. Please state, if true, if Amy Barry, as trustee of the Atma Trust, has sole or shared voting or dispositive powers over the shares held by the trust. If not, please disclose the natural person, natural persons, or the publicly registered company who has the sole or shared voting

or dispositive powers with respect to the shares held by the Atma Trust. Please provide similar disclosure regarding Ray Berry and his role as trustee of the Gibson Trust.

3. Please disclose in this section the familial relationships between Amy Barry and Ray Berry and Winston Berry and Ray Berry.

<u>Exhibit 5.1</u>

4. Please revise the legal opinion to specifically identify the number of shares being registered.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Craig F. Arcella
       Cravath, Swaine, & Moore LLP
       Via facsimile